Exhibit 1.1

CHINA UNICOM LIMITED     (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

2004 ANNUAL RESULTS ANNOUNCEMENT

Highlights

•                          Operating revenue of RMB 79.33 billion, up by 17.3%

•                          Number of cellular subscribers increased to 112.081 million, up by 22.5%

•                          EBITDA of RMB27.02 billion, up by 8.5%

•                          Net profit of RMB 4.39 billion, up by 4.0%

CHAIRMAN’S STATEMENT

2004 was a year full of challenge and yet extraordinary in the continued development of China Unicom. It was also a period of increasingly fierce competition across the telecoms market in the PRC. I am delighted to report that our team responded to these challenges with their customary “can-do” dedication. The many noteworthy changes that occurred as a result of our team’s positive attitude included significantly enhanced management standards and network efficiency levels. The year just ended also saw the Company’s aggressive expansion plans result in stable and sustainable development across various key business segments.

For the year of 2004, operating revenue of the Company reached RMB 79.33 billion, an increase of 17.3% from 2003. Revenue from GSM cellular business was RMB 47.47 billion, an increase of 15.3% from 2003. Revenue from the CDMA business was RMB 26.34 billion, an increase of 41.8% from 2003. Revenue from the long distance communications, data communications and Internet business was RMB 5.53 billion. In 2004, EBITDA of the Company was RMB 27.02 billion, an increase of 8.5% from 2003. Net profit increased 4.0 #% to RMB 4.39 billion. Earnings per share was RMB 0.349. In 2004, our free cash flow was RMB 5.43 billion, up RMB 2.62 billion from last year.

The Board of Directors is delighted to announce that it has recommended the payment of final dividend of RMB 0.10 per share for 2004. If the recommended dividend payment is approved by the company’s Annual General Meeting, shareholders can expect to receive their dividend payouts on or before 7 June 2005.

Review of 2004

In accordance with the operating policy of “integrated development with our focus on the cellular business; coordinated efforts in developing the different operations of our two networks; priority on efficiency and profitability to increase our scale and strength,” the Company has realized new growth for CDMA and GSM cellular businesses. Landmark achievements in 2004 included the completion of a high quality CDMA network that has enabled significant improvement of both network coverage and quality. By leveraging its technological and network superiority, China Unicom’s CDMA operations continued to achieve encouraging increases in both turnover and revenue. 2004 also saw the further optimizing and perfecting of the Company’s GSM network. This has resulted in a steady growth in terms of both subscriber numbers and turnover. The total number of cellular subscribers for the Company’s GSM and CDMA networks was well in excess 100 million in the mid-2004. The Company is building on this solid bedrock by continuing to develop and promote value-added cellular services for its subscribers. The successful launch and rapid growth of the “Worldwind” branded dual-mode GSM-CDMA cellular service is another example of the success of the Company’s integrated approach.

The significant improvement in China Unicom’s free cash flow figure for 2004 was the result of tighter control of capital expenditure and flexible financial management. The year just ended also saw an improvement in the Company’s debt-to-asset structure, with the debt-to-asset ratio decreasing from 53.5% in 2003 to 50.0% in 2004.

Steady and sustainable development in key business segments

As at 31 December 2004, the Company had a total of 112.081 million cellular subscribers, an increase of 22.5% from the end of 2003, representing 35.6% of the market share. Of which, it had a total of 84.267 million GSM subscribers and a total of 27.814 million CDMA subscribers, an increase of 16.1% and 46.8% respectively from 2003. In August 2004, the Company successfully launched its pioneering “Worldwind’ dual mode cellular service. This development not only sharpened China Unicom’s competitive edge as an integrated business, but also helped build up a “prestigious”, “stylish” and “corporate” image for the Company as a whole.

In 2004, the Company’s SMS volume reached 44.22 billion messages, an increase of 26.9% for the year. The Company also expended great efforts in the development and promotion of its mobile data services based on CDMA 1X network. Successful launches in this area during the year included ground-breaking applications such as “Unicom Horizon Police Applications”, “Unicom Horizon Maritime Applications” and “Stock-in-Palm”. Effective co-operation between the Company and its industry specific partners in these ventures offered useful benefits to both parties. The Company has further enhanced the differentiated element of its competitive edge by continuing to leverage its “uni” umbrella-branded wireless data service. At the end of 2004, the subscriber base for the Company’s CDMA 1X wireless data service stood at 8.711 million subscribers. The proportion of revenue from value-added cellular business to the total revenue from cellular business increased from 5.0% in 2003 to 10.2% in 2004.

Growth of the Company’s international and domestic long-distance telephone traffic volume remained steady throughout 2004. Total minutes of outgoing calls for international and domestic long distance telephone business reached 24.05 billion minutes in 2004, an increase of 21.3% from that in 2003. Internet and “Ruyi Mailbox” subscriptions rose to 13.625 million and 14.690 million respectively. The year under review also saw some 337,000 subscribers sign up for the Company’s pioneering “UNI-VIDEO” broadband service.

Substantial enhancements of network communication capabilities

After completing three phases of construction, a high quality CDMA network was basically achieved. Network coverage and quality were improved substantially. The new network has subsequently gone on to achieve leading ranking positions for most regions in the PRC. As part of its ongoing commitment to continuously explore its existing network potential, the Company further expanded its GSM network in line with growing market requirements. At present, GSM subscribers can access roaming services in 101 countries and regions whereas CDMA subscribers can access roaming services in 12 countries and regions. The Company has continued to place great emphasis on standardizing its network management and maintenance capabilities. To this end, 2004 saw the Company successfully implement and improve network administration systems for both its CDMA and GSM networks. The further strengthening of interconnection and intra-network communication quality processes resulted in an additional enhancing of China Unicom’s excellent reputation for providing high network maintenance and operation standards.

Further improvements of the Company’s management standards

2004 saw the Company strive to build its business by embarking upon fine-tuning of its sales and marketing strategies. Specific activities undertaken in these areas included the refining of brand management and the stabilization of tariffs. The raising of two syndicated loans also enabled the Company to effectively reduce its finance costs and expand its available financial channels. Other steps that played a key role in the strengthening of the Company’s control on its investments and capital expenditure included the increased centralization of finance and budgetary management.

To increase corporate governance standards, the year under review saw the Company implement several initiatives aimed at enhancing its internal control. The resultant strengthening of internal control over business processes has greatly improved the Company’s ability to identify and deal with risk management issues that has assured the accomplishment of the Company’s business strategies and the enhancement of efficiency. The Company has continued to make full disclosure of all relevant operation data and financial figures on a quarterly basis, while main operating data has been announced on a monthly basis. This high level of transparency is designed to ensure that all existing and potential investors will have a much fuller understanding on the Company’s operations.

New progresses obtained for overseas development

In September 2004, China Unicom officially completed the acquisition of China Unicom International Limited (“Unicom Int’l”), a wholly-owned subsidiary of its parent company, which is engaged in telecommunications in Hong Kong and the US. The acquisition of Unicom Int’l has enabled the Company to significantly expand its telecommunications network and services both here in Hong Kong and overseas. In 2004, the Company also submitted its tender for the CDMA licence of Macau to the Government of Macau Special Administrative Region, and was awarded the licence in March 2005 to operate CDMA business in Macau Special Administrative Region. This is a landmark accomplishment for the Company in the areas of business expansion outside Mainland China, which will enable the Company to accumulate valuable overseas operation experience, as well as enhance its profitability.

Prospects

In accordance with the terms of China’s admission to the WTO, 2005 will see the telecommunications market in the PRC become more open for foreign companies than ever before. Recent years have seen China’s GDP experience a period of phenomenal expansion. This rapid growth has been accompanied by a substantial nationwide increase in the demand for information technology, network and services. In addition, prospects for the continued development of the industry in the PRC look very promising. This is especially true of the cellular communications segment, which is continuing to record very high year-on-year growth. Regulatory environment is expected to improve further. Ultimately, the Company remains confident that these changes will result in market conditions, which are favorable for its sustainable future growth.

Subject to possible far-reaching scientific developments, 2005 will see China Unicom strive to adopt development strategies that are consistently reasonable, practical and proactive. Such strategies will be market oriented and aimed at accelerating growth effectively. Investment and operating costs will both be subject to greater control in order to further enhance efficiency. At the same time, the Company plans to improve its executional capabilities by consolidating its management of core functions. China Unicom is aiming to create a business model focused on efficiency rather than scale. Such swift improvement of the Company’s core capabilities is sure to play a key role in the company’s continued long-term success.

China Unicom is doing everything possible to accelerate the establishment of a market-oriented operation and services mechanism, to better anticipate and respond to changing consumer needs and market trends. Such a mechanism will provide a firm foundation for the effective implementation of the Company’s sales and marketing strategies. Tariff management will also be strictly enforced and numerous packages will be removed in order to stabilize rates. The Company also intends to capitalize on its integrated competitive edge by introducing cross selling strategies, which will create synergies across its different business segments. China Unicom is devoting increasing amounts of time and effort to the building of sales and marketing channels that will result in the harmonious development of both its proprietary business and society as a whole. Plans are already underway to establish customer liaison and retention activities that will further enhance subscriber loyalty and reduce churn rates. The Company will also focus on consolidating the proven value of its “Worldwind”, “Unicom Horizon”, “U-Power” and “Ruyitong” cellular brandings and developing “uni” as its value-added cellular business. The introduction of new products and customer service innovations and flows that are totally in tune with subscribers’ experiences and needs is yet another way the Company will build its business during the coming year.

The Company intends to accelerate the development of its CDMA business and optimize network utilization rates by capitalizing on the business and technological superiority of CDMA 1X. Greater efforts will be made to expand market share among industry-specific customers and the youth market. Greater emphasis will be placed on reducing CDMA handset prices and marketing expenses as well as strengthening the control and management of the purchasing and distributions of CDMA handsets. The coming year will also see China Unicom redouble its efforts to develop CDMA industry chain and overcome bottlenecks that have thus far held back the development of its CDMA business.

To ensure the continued stable development of its GSM business, the Company will continue its attempts to optimize the efficiency and usage of its GSM network. This will involve an increased focus on strategies aimed at stabilizing existing customer loyalty levels by minimizing churn rates. The timely exploration and efficient utilization of GSM network will also help to sustain growth in this sector.

The coming year will see China Unicom continue to place great emphasis on the development of its value-added cellular business and focus on the development of SMS and “uni” to encourage growth in subscribers and revenue.

In 2005, the Company’s long-distance, data and Internet businesses will continue to capitalize on its integrated nature by starting cross selling with cellular services. Such activities will be targeted at the very lucrative corporate and commercial client sectors and also include public subscribers and all mobile customer groups. The development of the Company’s voice and leased-line, dedicated internet and “UNI-VIDEO” services will be supplemented by the addition of new value-added broadband-based businesses. The ultimate aim is to increase subscribers’ value by encouraging them to migrate from single to multiple service usage.

The Company will continue to promote profitability by propelling management innovation and efficiency. Comprehensive budgetary management and the establishment of an internal control system will also be enforced. The establishment of a centralized financial management structure supported by an IT-oriented operating platform will enable better budgetary management of all core functions. China Unicom is committed to further enhancing its investment management efficiency by ensuring tighter control of capital expenditure. The Company is also devoted to improving its free cash flow and debt structure by increasing the rate at which its network resources are utilized. Cost control activities aimed at bringing sales and marketing administration expenses in line with anticipated growth in subscriber numbers and revenue will help the Company to consolidate the steady gains it has made over the years. Additional efficiency measures will be introduced in the areas of network operation and maintenance. With the construction of network operation and maintenance systems moving rapidly ahead, it is vital that China Unicom continues to enhance its timely network response rates and fault prevention capabilities. Consequently, the Company’s IT-oriented operating platform will also be evolved at a faster rate. This optimization of management processes and consolidation of management fundamentals will ensure state-of-the-art support for and protection of the Company’s development.

In 2005, the Company will adhere to the policies of “insisting on expansion and innovation”, “insisting on a market-oriented approach”, “strengthening management and execution” and “expediting effective development”. In the coming year, the Company will once again honor the spirit of fair and orderly competition that exists in the telecommunications market while striving to create added value for its shareholders.

I was duly appointed as the Chairman and Chief Executive Officer of China Unicom on 21 December 2004. I am very honored to have had the full support of the Company’s Board of directors, management team and staff in settling in to this vitally important role. On behalf of my fellow Board members, I would like to salute my predecessor, Mr. Wang Jianzhou, for the steady progress the Company made under his proactive stewardship as Chairman, Chief Executive Officer and President. In closing, I would also like to express my sincere gratitude to China Unicom’s shareholders and to the community as a whole for their support of the Company. I would also like to take this opportunity to thank our management and staff team for their hard work and dedication during 2004.

Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 24 March 2005

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2004 extracted from the audited financial statements of the Group as set out in the Company’s 2004 annual report.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004	2003
		RMB’000	RMB’000

Operating revenue (Turnover):
GSM Business	2, 6, 7	46,579,235	40,303,611
CDMA Business	2, 6, 7	24,219,602	16,623,518
Data and Internet Business	2, 6, 7	3,662,734	3,437,083
Long Distance Business	2, 6, 7	1,848,009	2,273,148
Paging Business	2, 6, 7	—	1,403,053
Total service revenue		76,309,580	64,040,413
Sales of telecommunications products	2, 6, 7	3,022,031	3,595,912
Total operating revenue	2, 7	79,331,611	67,636,325
Operating expenses:
Leased lines and network capacities	6	(7,398,128)	(4,320,382)
Interconnection charges	6	(7,516,586)	(5,920,793)
Depreciation and amortisation		(19,063,074)	(16,385,293)
Personnel		(4,526,100)	(4,574,546)
Selling and marketing	6	(18,944,348)	(15,156,835)
General, administrative and other expenses	6	(10,448,241)	(9,112,385)
Cost of telecommunications products sold	6	(3,478,989)	(3,652,045)
Total operating expenses		(71,375,466)	(59,122,279)
Operating profit		7,956,145	8,514,046
Loss on sale of discontinued operation (Guoxin Paging)		—	(663,279)
		7,956,145	7,850,767
Interest income		102,907	173,033
Finance costs		(1,688,418)	(1,936,022)
Other income, net		95,990	8,071
Profit before taxation		6,466,624	6,095,849
Taxation	3	(2,079,625)	(1,888,381)
Profit after taxation		4,386,999	4,207,468
Minority interests		—	9,629
Profit attributable to shareholders		4,386,999	4,217,097
Proposed final dividend	4	1,256,349	1,255,317
Dividend paid	4	1,256,160	1,255,300
Basic earnings per share (RMB)	5	0.349	0.336
Diluted earnings per share (RMB)	5	0.347	0.336

CONSOLIDATED BALANCE SHEET

AS OF 31 DECEMBER 2004

	Note	2004	2003
		RMB’000	RMB’000

Non-current assets:
Property, plant and equipment, net		118,904,060	118,104,848
Goodwill		3,136,557	3,315,468
Other assets		5,736,384	5,849,430
Deferred tax assets		—	324,900
Total non-current assets		127,777,001	127,594,646
Current assets:
Current portion of deferred tax assets		606,009	873,849
Amounts due from Unicom Group		61,401	—
Amounts due from related parties		193,048	263,414
Amounts due from domestic carriers		269,919	184,613
Prepayments and other current assets		3,059,714	3,147,777
Inventories		3,114,632	2,169,354
Accounts receivable, net		5,229,980	5,471,547
Short-term bank deposits		662,025	912,794
Bank balances and cash		4,655,464	9,219,936
Total current assets		17,852,192	22,243,284
Current liabilities:
Payables and accrued liabilities		16,785,749	17,098,420
Amounts due to Unicom Group		—	432,047
Amounts due to related parties		5,760	108,891
Amounts due to domestic carriers		948,574	778,841
Current portion of obligations under finance leases		938,189	25,435
Current portion of long-term bank loans		11,086,305	7,197,877
Taxes payable		395,688	623,857
Advances from customers		7,034,995	6,666,086
Short-term bank loans		8,928,417	10,975,199
Total current liabilities		46,123,677	43,906,653
Net current liabilities		(28,271,485)	(21,663,369)
Total assets less current liabilities		99,505,516	105,931,277
Financed by:
Shareholders’ equity:
Share capital		1,332,487	1,331,390
Share premium		52,546,294	52,483,266
Reserves		2,148,631	1,719,331
Retained profits:
Proposed final dividend	4	1,256,349	1,255,317
Others		15,526,693	12,826,186
Shareholders’ equity		72,810,454	69,615,490
Non-current liabilities:
Long-term bank loans		26,137,188	36,212,791
Obligations under finance leases		488,956	99,719
Deferred tax liabilities		66,340	—
Other long-term liabilities		2,578	3,277
Total non-current liabilities		26,695,062	36,315,787
		99,505,516	105,931,277

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004	2003
		RMB’000	RMB’000

Net cash inflow from operations	(a)	27,703,311	26,449,770
Interest received		106,365	204,025
Interest paid		(2,310,270)	(2,540,513)
Dividends received		—	2,573
Dividends paid to minority owners of subsidiaries		—	(4,689)
PRC income tax paid		(1,680,111)	(1,545,907)
Net cash inflow from operating activities		23,819,295	22,565,259
Investing activities
Purchase of property, plant and equipment		(19,161,078)	(21,184,245)
Sale of property, plant and equipment		53,970	94,804
Decrease in short-term bank deposits		250,769	3,832,411
Purchase of Unicom New World, net of cash acquired		—	(2,326,449)
Payment of direct acquisition cost of Unicom New Century		(4,566)	(59,767)
Payment of direct acquisition cost of Unicom New World		(14,039)	—
Purchase of Unicom International, net of cash acquired		44,267	—
Sale of Guoxin Paging, net of cash disposed		450,000	1,259,159
Purchase of trading securities		—	(87,956)
Sale of trading securities		—	118,575
Purchase of investment in associated companies		—	(10,062)
Sale of investment in associated companies		—	853
Sale of investment securities		—	19,753
Purchase of other assets		(577,926)	(708,379)
Net cash outflow from investing activities		(18,958,603)	(19,051,303)
Financing activities
Proceeds from exercise of share options		64,125	1,158
Decrease of short-term loans to Unicom Group		—	(724,127)
Proceeds from short-term bank loans		10,224,971	10,901,425
Proceeds from long-term bank loans		11,083,383	11,075,836
Repayment of short-term bank loans		(12,271,753)	(10,278,727)
Repayment of long-term bank loans		(17,245,641)	(18,497,783)
Dividends paid (Note 4)		(1,256,160)	(1,255,300)
Net cash outflow from financing activities		(9,401,075)	(8,777,518)
Net decrease in cash and cash equivalents		(4,540,383)	(5,263,562)
Cash and cash equivalents, beginning of year		9,169,936	14,433,498
Cash and cash equivalents, end of year		4,629,553	9,169,936
Analysis of the balances of cash and cash equivalents:
Cash balances		4,756	4,610
Bank balances		4,650,708	9,215,326
Less: Restricted bank deposits	(i)	(25,911)	(50,000)
		4,629,553	9,169,936

Note (i):    As of 31 December 2004, approximately RMB26 million bank balances (2003: RMB50 million) was restricted by the bank to secure for long-term bank loans.

(a)                  The reconciliation of profit before taxation to net cash inflow from operations was as follows:

	2004	2003
	RMB’000	RMB’000

Profit before taxation	6,466,624	6,095,849
Adjustments for:
Depreciation and amortisation	19,063,074	16,385,293
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	6,120,737	5,836,587
Interest income	(102,907)	(173,033)
Interest expense	1,668,467	1,919,375
Loss on sale of Guoxin Paging	—	663,279
Loss on disposal of property, plant and equipment	10,537	49,940
Additional provision for impairment loss of property, plant and equipment	—	528,048
Provision for doubtful debts	2,191,820	1,749,887
Share of losses from associated companies	—	2,275
Dividends from investment securities	—	(2,573)
Realised gains on trading securities	—	(12,045)
Unrealised gains on trading securities	—	(10,129)
Realised gains on investment securities	—	(13,268)
Operating profit before working capital changes	35,418,352	33,019,485
Increase in accounts receivable	(1,915,496)	(2,650,625)
(Increase)/decrease in inventories	(939,899)	1,263,299
Increase in other assets	(5,251,569)	(3,169,766)
Increase in prepayments and other current assets	(792,416)	(1,342,086)
Increase in amounts due from domestic carriers	(85,306)	(22,227)
Decrease in amounts due from related parties	70,516	553,354
Increase/(decrease) in payables and accrued liabilities	1,835,813	(35,732)
Increase/(decrease) in advances from customers	367,431	(55,497)
Increase/(decrease) in amounts due to domestic carriers	169,733	(161,937)
Decrease in amounts due to Unicom Group	(943,448)	(562,633)
Decrease in amounts due to related parties	(230,400)	(385,865)
Net cash inflow from operations	27,703,311	26,449,770

(b)                 Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2004 decreased by approximately RMB775 million (2003: approximately RMB3,234 million).

Notes

1.                      PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, long distance data, Internet and services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002).

The directors of the Company consider China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred as “Unicom Group”) to be the ultimate parent company.

Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and revised Hong Kong Financial Reporting Standards and revised Hong Kong Accounting Standards, herein collectively referred to as “new HKFRSs”, which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

2.                      OPERATING REVENUE

Operating revenue primarily comprises of usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial regulatory authorities. Operating revenue is net of business tax and government surcharges.

3.                      TAXATION

Provision for taxation represents:

	2004	2003
	RMB’000	RMB’000

Provision for PRC enterprise income tax on the estimated taxable profits for the year	1,422,635	1,064,968
Deferred taxation	656,990	823,413
	2,079,625	1,888,381

There is no Hong Kong profits tax liability as the Group does not have any assessable income sourced from Hong Kong for the years 2004 and 2003.

4.                      PROFITS ATTRIBUTABLE TO SHAREHOLDERS

At the annual general meeting held on 12 May 2004, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2003 totaling RMB1,256,159,607 which has been reflected as an appropriation of retained profits for 2003. As of 31 December 2004, such dividends have been fully paid by the Company.

At a meeting held on 24 March 2005, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2004 totaling RMB 1,256,349,207. This proposed dividend has not been reflected as a dividend payable in the financial statements as of 31 December 2004, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2005.

5.                      EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2004 and 2003 were computed by dividing the profit attributable to shareholders approximately RMB4,386,999,000 and RMB4,217,097,000 respectively, by the weighted average number of 12,561,242,086 and 12,553,010,054 ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2004 and 2003 were computed by dividing the profit attributable to shareholders approximately RMB4,386,999,000 and RMB4,217,097,000 by the weighted average number of 12,607,241,101 and 12,568,683,423 ordinary shares in issue during the years respectively, after adjusting for the effects from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For 2004 and 2003, all potential dilutive shares arose from additional share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to the shareholders per share. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2003: 66,573,000 shares) were not included in the calculation of diluted earnings per share.

6.                      RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	2004	2003
	RMB’000	RMB’000

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	220,174	1,002,702
Interconnection and roaming charges	63,891	316,271
Charge for cellular subscriber value-added service	858,778	—
Charge for customer services	524,718	—
Charge for cellular subscriber value-added service	4,228	—
Rental charges for premises, equipment and facilities	25,528	17,936
Rental income for premises and facilities	19,475	—
Revenue for leasing of transmission line capacity	38,853	185,086
CDMA network capacity lease rental	6,588,926	3,515,364
Constructed capacity related cost of CDMA network	305,903	—
Charges for the international gateway services	17,062	8,631
Leasing of satellite transmission capacity	14,152	26,400
Sales of CDMA handsets	—	64,929
Purchase of CDMA handsets	14,655	—
Purchase of telecom cards	1,087,498	1,186,500
Commission expenses for sales agency services incurred for telecom cards	16,023	16,175
Agency fee incurred for subscriber development	9,054	—
Agency fee incurred for procurement of telecommunications equipment	17,759	17,904

7.                      SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group’s primary measure of segment results is based on segment profit or loss before taxation.

Business segments

	2004
	Continuing operations
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	31,997,020	16,164,333	2,685,083	879,281	—		51,725,717
Monthly fee	6,922,400	4,638,024	—	—	—		11,560,424
Interconnection revenue	2,614,268	927,288	131,371	454,383	—		4,127,310
Leased lines rental	—	—	344,014	512,134	—		856,148
Other revenue	5,045,547	2,489,957	502,266	2,211	—		8,039,981
Total services revenue	46,579,235	24,219,602	3,662,734	1,848,009	—		76,309,580
Sales of telecommunications products	886,527	2,118,321	14,782	2,401	—		3,022,031
Total operating revenue from external customers	47,465,762	26,337,923	3,677,516	1,850,410	—		79,331,611
Intersegment revenue	135,521	107,477	2,059,881	1,264,140	—	(3,567,019)	—
Total operating revenue	47,601,283	26,445,400	5,737,397	3,114,550	—		79,331,611
Operating expenses:
Leased lines and network capacities	(284,092)	(6,685,059)	(361,412)	(67,565)	—		(7,398,128)
Interconnection charges	(6,452,988)	(2,794,843)	(917,294)	(918,480)	—	3,567,019	(7,516,586)
Depreciation and amortisation	(16,170,745)	(438,957)	(1,795,499)	(530,695)	(5,133)	(122,045)	(19,063,074)
Personnel	(2,917,299)	(861,614)	(443,466)	(279,664)	(24,057)		(4,526,100)
Selling and marketing	(5,755,780)	(11,337,638)	(1,387,453)	(463,477)	—		(18,944,348)
General, administrative and other expenses	(7,016,838)	(2,206,458)	(865,889)	(320,115)	(38,941)		(10,448,241)
Cost of telecommunications products sold	(742,177)	(2,708,699)	(22,371)	(5,742)	—		(3,478,989)
Total operating expenses	(39,339,919)	(27,033,268)	(5,793,384)	(2,585,738)	(68,131)		(71,375,466)
Operating profit (loss)	8,261,364	(587,868)	(55,987)	528,812	(68,131)		7,956,145
Interest income	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Finance costs	(1,599,084)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,688,418)
Other income (expense), net	14,725	42,695	(1,195)	140	39,625		95,990
Segment profit (loss) before taxation	6,744,531	(570,835)	(69,247)	495,643	(11,423)		6,466,624
Taxation	—	—	—	—	—		(2,079,625)
Profit attributable to shareholders	—	—	—	—	—		4,386,999
Other information:
Provision for doubtful debts	1,317,374	645,470	164,514	64,462	—		2,191,820
Capital expenditures for segment assets (1)	6,396,406	—	2,444,623	1,949,202	7,595,817		18,386,048

	2003
	Continuing operations				Discontinued operation
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—		44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—		11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—		3,263,629
Leased lines rental	—	—	420,433	701,549	—	—		1,121,982
Other revenue	2,262,156	855,754	202,441	57,835	788,400	—		4,166,586
Total services revenue	40,303,611	16,623,518	3,437,083	2,273,148	1,403,053	—		64,040,413
Sales of telecommunications products	862,777	1,956,452	7,814	14,914	753,955	—		3,595,912
Total operating revenue from external customers	41,166,388	18,579,970	3,444,897	2,288,062	2,157,008	—		67,636,325
Intersegment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total operating revenue	41,207,445	18,621,695	5,271,119	3,154,790	2,387,083	—		67,636,325
Operating expenses:
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortisation	(13,117,906)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(5,650)	(85,476)	(16,385,293)
Personnel	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(33,846)		(4,574,546)
Selling and marketing	(4,605,600)	(9,141,877)	(883,495)	(405,904)	(126,018)	—	6,059	(15,156,835)
General, administrative and other expenses	(5,571,493)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,550)	489	(9,112,385)
Cost of telecommunications products sold	(765,926)	(2,177,168)	(22,250)	(4,231)	(907,697)	—	225,227	(3,652,045)
Total operating expenses	(32,484,330)	(18,911,867)	(4,525,213)	(2,455,161)	(3,590,693)	(77,046)		(59,122,279)
Operating profit (loss)	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,046)		8,514,046
Loss on sale of discontinued operation (Guoxin Paging)							(663,279)	(663,279)
								7,850,767
Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Finance costs	(1,754,050)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,936,022)
Other (expense) income, net	(21,609)	3,680	(4,741)	1,488	39,868	(10,615)		8,071
Segment profit (loss) before taxation and minority interests	7,005,462	(311,557)	682,963	647,571	(1,159,881)	(21,654)		6,095,849
Taxation								(1,888,381)
Profit after taxation								4,207,468
Minority interests								9,629
Profit attributable to shareholders								4,217,097
Other information:
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—		1,749,887
Impairment loss recognised in the income statement	—	—	—	—	528,038	—		528,038
Capital expenditures for segment assets (1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690		19,755,219

	As of 31 December 2004
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	100,220,012	6,183,758	9,470,980	18,042,840	62,101,761	(50,390,158)	145,629,193
Total segment liabilities	48,676,856	7,663,420	4,437,311	5,408,689	6,632,463		72,818,739

	As of 31 December 2003
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	104,430,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854		80,222,440

(1)                  Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments

BUSINESSES OVERVIEW

I.                         SUMMARY

In 2004, the Company continued the strategy of focusing on cellular business while leveraging the edge of integrated services. Together with the effort of building high quality network, the Company managed to maintain steady growth in an intensive competitive environment by refining marketing practices, enhancing brand establishment, developing and promoting value-added services, improving service quality and achieving operation efficiency.

[As of 31 December 2003, after the Company finished the acquisition of equities of Unicom New World (BVI) Ltd and the sale of Guoxin Paging, the service area of the Company expanded to 30 provinces, cities and autonomous regions from 21 provinces, cities and autonomous regions. For the ease of comparison, it’s assumed the Company’s operation of cellular business in the 30 provinces, cities and autonomous regions started on 1 January 2003, except for specifically explanation.]

Coordinating the operation of CDMA & GSM business. As of 31 December 2004, the Company had a total of 112.081 million cellular subscribers, representing an increase of 22.5% year-on-year. The Company’s total market share in its service areas steadied at 35.6% at the end of 2004.Of this total, GSM subscribers accounted for 84.267 million, representing an increase of 16.1% year-on-year; CDMA subscriber accounted for 27.814 million, representing a growth of 46.8% year-on-year.

Cellular value-added services continued to grow rapidly. In 2004, SMS volume reached 44.22 billion messages, representing a growth rate of 26.9%. The users of CDMA 1X wireless data service reached 8.711 million, increased by 4.9 times year-on-year. Revenue of mobile VAS reached RMB7.24 billion, increased by 1.2 times year-on-year, and the share of VAS revenue to total mobile service revenue increased to 10.2% from 5.0% in 2003.

Long distance, data and Internet volumes grew steadily. In 2004, the total minutes of outgoing international and domestic long distance calls totaled 24.05 billion minutes, representing an increase of 21.3% year-on-year. The Internet subscribers increased to 13.625 million from 12.432 million in 2003. The subscribers of “Uni-Video” broadband video-telephony service and “Ruyi Mailbox” service reached 337 thousand and 14.69 million respectively.

The scale of telecommunication network expanded and the quality of network improved further. As of 31 December 2004, the total length of optical fiber transmission network reached 712 thousand km, of which optical fiber backbone transmission network accounted for 120 thousand km. Operation supporting system of transmission network stretched 30 provinces and cities nationwide. GSM network expanded to Tibet and started to operate in trial.

In 2004, since the quality and coverage of CDMA network improved comprehensively, wireless data service and industry applications based on CDMA 1X network were realized and used by even more customers. The “Worldwind” dual-mode handset and service have been successfully launched and developed rapidly. The company’s differentiated edge has revealed gradually.

II.                     BUSINESS REVIEW

1.                       Rapid growth in CDMA business

1)                      PRODUCT AND SUBSCRIBERS COMPOSITION

The Company is the exclusive operator of high-quality CDMA wireless service in China, and has CDMA international roaming business with 15 operators in 12 countries and regions. In August 2004, the Company successfully launched the “Worldwind” dual-mode handset business based on GSM and CDMA networks, realizing truly seamless roaming worldwide.

As of 31 December 2004, the total number of CDMA subscribers was 27.814 million, with a net addition of 8.868 million from 18.946 million subscribers at the end of 2003. Of this total, post-paid subscribers reached 25.824 million, representing a net addition of 7.843 million from 17.981 million subscribers at the end of 2003; pre-paid subscribers were 1.991 million, with a net addition of 1.026 million from 0.965 million subscribers at the end of 2003. The proportion of the pre-paid subscribers was 7.2%. In 2004, under the accelerated competition for high-end users in the market, the monthly average churn rate of CDMA business increased to 1.49% from 1.1% in 2003.

The “Worldwind” dual-mode handset business developed rapidly. As of 31 December 2004, 200 thousand “Worldwind” dual-mode handsets have been sold and the subscribers of “Worldwind” dual-mode handsets business reached 160 thousand.

2)                      MINUTES OF USAGE

In 2004, the total minutes of usage for CDMA subscribers were 82.96 billion minutes, representing an increase of 68.8% from 49.15 billion minutes in 2003.

3)                      MONTHLY AVERAGE MINUTES OF USAGE (MOU) AND AVERAGE REVENUE PER USER (ARPU)

In 2004, the average MOU per subscriber per month for CDMA business were 292.3 minutes, representing a decrease of 45.0 minutes from 337.3 minutes in 2003. ARPU was RMB 85.3, representing a decrease of RMB 40.5 from RMB125.8 in 2003.

2.                       Continually steady growth in GSM business

1)                      PRODUCT AND SUBSCRIBERS COMPOSITION

The Company provides high quality GSM cellular services in China, having GSM international roaming service with 211 operators in 101 countries and regions.

As of 31 December 2004, the total number of GSM subscribers was 84.267 million, with a net addition of 11.697 million from 72.570 million subscribers at the end of 2003. Of this total, post-paid subscribers reached 42.844 million, representing a net addition of 3.282 million from 39.562 million subscribers at the end of 2003; pre-paid subscribers increased to 41.423 million from 33.007 million at the end of 2003, representing a net addition of 8.416 million. The proportion of pre-paid subscribers was 49.2%. In 2004, the monthly average churn rate of GSM business decreased to 2.3% from 2.6% in 2003.

2)                      MINUTES OF USAGE

In 2004, the total minutes of usage for GSM subscribers were 178.16 billion minutes, representing an increase of 24.5% from 143.08 billion minutes in 2003.

3)                      MONTHLY AVERAGE MINUTES OF USAGE (MOU) AND AVERAGE REVENUE PER USER (ARPU)

In 2004, the average MOU per subscriber per month for GSM business were 188.9 minutes, representing an increase of 11.5 minutes from 177.4 minutes in 2003. ARPU was RMB 49.4, representing a decrease of RMB 6.9 from RMB56.3 in 2003.

3.                       Constantly rapid growth in wireless value-added services

Leading by market requirement, the Company constantly enhanced R&D and promotion of wireless value-added services, to improve the penetration, usage and attractiveness of value-added services, further transforming technology edge to market edge.

In 2004, SMS volume reached 44.22 billion messages, representing an increase of 26.9% from 34.84 billion messages in 2003. Of which, CMDA SMS volume was 11.83 billion messages, representing an increase of 72.7% from 6.85 billion messages in 2003; GSM SMS volume was 32.39 billion messages, representing an increase of 15.7% from 27.99 billion messages in 2003.

The Company made breakthrough in the development of CDMA 1X wireless data services under the unified brand of “uni”, which included sub-brands of “Uni-Info”, “U-Info”, “U-Mail”, “U-Magic”, “U-Map”, “Uni-Web” and “U-Net”. As of 31 December 2004, the subscribers of CDMA 1X wireless data services reached 8.711 million, of which, the subscribers of “U-Info” reached 8.371 million and the subscribers of “U-Net” were 340 thousand.

4.                      Steady growth in Long distance, data and Internet businesses

1)                      INTERNATIONAL AND DOMESTIC LONG DISTANCE BUSINESS

The total minutes of the Company’s outgoing international and domestic long distance calls increased to 24.05 billion minutes in 2004 from 19.83 billion minutes in 2003, attaining a market share of 12.7%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, increased to 2.75 billion minutes in 2004 from 1.91 billion minutes in 2003.

•                          PSTN long distance business

As of 31 December 2004, PSTN long distance business covered 332 cities, representing 98.2% nationwide coverage. The total minutes of PSTN outgoing long distance calls accounted for10.10 billion minutes, representing an increase of 19.6% from 8.44 billion minutes in 2003. Of which, domestic long distance calls accounted for 9.95 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan long distance calls amounted to 0.16 billion minutes. Total minutes of incoming international calls were 2.47 billion minutes.

•                          IP long distance business

The Company’s IP telephony service covered all cities in the country and international roaming was available in 34 countries and regions. In 2004, the total minutes of IP outgoing long distance calls reached 13.95 billion minutes, representing an increase of 22.5% from 11.39 billion minutes in 2003. Of which, domestic long distance calls accounted for 13.81 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan long distance calls totaled 0.14 billion minutes. The total minutes of incoming international calls amounted to 0.28 billion minutes.

2)                      LEASED LINE BUSINESS

The Company offers a variety of leased line services to meet customers’ different bandwidth requirements. As of 31 December 2004, total bandwidth leased out was 52,000 x 2Mbps.

3)                      DATA BUSINESS

As of 31 December 2004, total bandwidth leased for Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) carrier operations amounted to 9007 x 2Mbps. The terminals of “Uni-Video” broadband video-telephony service accumulated to 337 thousand.

4)                      INTERNET BUSINESS

As of 31 December 2004, the Company provided the “Uninet” Internet access service in 328 cities in China, having “Uninet” international roaming service with 103 countries and regions. Internet subscribers increased to 13.625 million from 12.432 million in 2003. As of 31 December 2004, the subscribers of “Ruyi Mailbox” attained 14.690 million.

III                    CONSTRUCTION OF NETWORK INFRASTRUCTURE

In 2004, the Company constantly optimized the infrastructure transmission network, strengthened network optimization and operation and maintenance management, took more effort on the construction of supporting systems, such as network management and billing system. As the result, the quality of network operation had been effectively improved.

The Company has a technique- advanced and reliable optical fiber transmission network with nationwide coverage (except for Tibet). In 2004, the Company initially established operation-supporting system of transmission network that covered 30 provinces in the country, realized real time control of end-to-end circuit and assured rapid and high-quality services. As of 31 December 2004, the optical fiber transmission network totaled 712 thousand km in length with coverage of 326 cities in the country, of which optical fiber backbone transmission network accounted for 120 thousand km in length. The Company actively cooperated with other operators to share and complement resources among each other. By means of mutually providing secured transmission circuit for each other, jointly constructing infrastructure and purchasing international marine cable resources, the Company reduced the costs of network construction, operation and maintenances.

With the progress of phase III project of nationwide CDMA network construction by our Parent Company, the coverage and quality of CDMA network improved significantly. The CDMA high-quality network was basically established, providing reliable network for better marketing activities. In 2004, CDMA network wireless connection rate reached 99.6%, call drop rate was less than 0.45%.

The Company takes continuous effort to explore the potential of the exiting GSM network, and keeps on complementing, optimizing and improving the network to meet the market demand. As of 31 December 2004, the GSM network has been expanded to Tibet in trial, which means all 31 provinces in the country was connected by GSM network. In 2004, GSM network wireless system connection rate reached 98.8% and call drop rate was less than 1.0%.

IV                   SALES AND MARKETING

1.                       Marketing strategies

In 2004, the Company persisted the principle of “open, cooperation and win-win” when actively leading and supporting the development of the CDMA industry value chain. By fully effected the function of “organization, introduction and coordination”, the Company intensively engaged into CMDA terminal purchasing, enhanced service supporting and standardization management for SPs/CPs, and actively pushed the development of CDMA industry value chain. Those efforts aimed to solve the bottleneck of CDMA development. Through aggregated purchase of CDMA handset, the “Cool Phone”, the entry barrier caused by high-cost handset was reduced and the attractiveness of CDMA business for the mass market was improved. By offering trial package to CDMA 1X users, the penetration of CDMA 1X wireless data service among the existing subscribers was increased. Meanwhile, the GSM business focused on providing voice and short message services, speeded up its “Cool Ring Tong” service promotion, and effectively increased customer value with a growing customer base.

The Company fully leveraged the edge of integrated businesses. In particular, according to the specific demand of industry and corporate customers, VPN, IP telephony, “Uni-Video” broadband video-telephony and “Uninet” services were bundled together to offer customerized communication solutions. Meanwhile, as the result of emphasizing service creation, the Company launched various industry applications, such as “Unicom Horizon Police Application”, “Unicom Horizon Maritime Application” and Stock-in-Palm” looking for a win-win cooperated relationship between the Company and industry customers.

2.                      Brand marketing strategies

In 2004, the Company actively deployed brand-marketing activities, driving business by brand promotion, to improve the Company’s brand image. The “Worldwind” and “Uni-Video” services were popularly pursued by the market. The promotion campaigns of those services won 2004 “Business Marketing Innovation Prize” of “China Marketing Ceremony” and 2004 “Product Innovation Prize” of “Commercial Innovation Prize” respectively, which improved the Company’s goodwill to a great extent.

The Company enhanced the layout and management of brand, positioned the brand and built up a clear and sustainable customer-oriented brand system. The Company comprehensively integrated the brands of wireless data value-added service, creating a new media port brand, the “uni”, for customer content consuming, focusing on “entertainment”, “life” and “commerce”, to offer various and wonderful value-added services for customers. Meanwhile, the “U-Net” was shaped to be a high-end brand for wireless Internet access for laptop computer users. At the beginning of 2005, the Company successfully launched a new brand named “U-Power” which targets the youth market.

3.                       Customer services

In 2004, the Company further optimized the process of customer service, provided segment and classified customer service accordingly, and supported the establishment of customer-oriented brand system. The Company offered one-to-one personalized service for industry and corporate customers, provided high-quality differentiated service for high-end individual customers and important corporate customers via customer club, and gave mass-market customers standard services with high experience apperception. Attributable to the affective heart to heart service, customer loyalty and customer satisfaction has been improved.

In order to advance analysis and management of service quality, the Company emphasized collection, analysis and data-mining of customer information, strengthened the construction of customer classification and information analysis system. Technical support was provided for making decision to innovate service and to acquire and retain customers. The Company standardized and simplified the use of customer service dial-in number by taking the opportunity of modifying customer service dial-in number, and advanced the Company’s service image through the campaign of “Satisfaction at Unicom”.

4.                       Sales and distribution channel

In 2004, the Company emphasized to strengthen the construction of sales and distribution channel for business development and customer retention, completed a flat sales channel network which has three major layers: the Company’s self-owned sales outlets and direct sales team, the cooperated sales outlets, chartered outlet chains and shop centers, and the other social agent channels. To further the depth of sales and marketing, the Company actively expanded new-type channels such as Internet and telephone marketing. As of 31 December 2004, the Company had a total of 80,300 sales outlets, of which 5640 sales outlets were self-owned.

5.                       Tariff strategies

In 2004, the Company rationally responded to the fierce price competition in the Chinese telecommunication market. To refine the management, we actively classified and integrated all kinds of tariff package, and increased the transparency of tariff policy. By establishing and enforcing the approval process of tariff policy, the Company increased its instruction to the provincial branches and tightened the control of tariff, which helped to prevent the tariff from declining further, and to assure the profitability of subscriber growth.

V.                    BUSINESS DEVELOPMENT STRATEGIES FOR 2005

In 2005, subject to the requirements of scientific development, the Company will persist the strategy of rational, practical and active development. Led by market demand, the Company will actively promote business innovation, integrate all kinds of resources, and refine management to realize effective and rapid development of every business.

Taking advantage of the service superiority and network quality, the Company will take all efforts to pursue the rapid development of CDMA subscribers. By persisting marketing innovation led by market demand, the Company will strengthen coordination and management of CDMA handset purchase, enhance its expansion in the existing market, the net addition market, and the youth market. Meanwhile, the Company will speed up the development of value-added services, especially the CDMA 1X wireless data services, to drive growth of net addition subscribers and increase value of existing customers.

Along with the exploration of GSM network potential and assurance of steady growth, the Company will intensify the retention and stabilization of the exiting subscribers, reduce churn rate, and control marketing and sales cost. While assuring the stabilization of ARPU, we will take more effort to market voice traffic in the existing market, through offering bonus points or bundling gift-pack value-added service, to stabilize existing subscribers base and insure the stabilization and growth of revenue and profit.

The Company’s competitive advantage of offering differentiating services is best demonstrated by value-added services, particularly the CDMA 1X VAS. This year the Company will focus on the promotion of SMS type services, “U-Net” service, “U-Info” service, and “Cool Ring Tone” service. We will leverage the growth potential of SMS type services and increase the traffic volume, consolidate marketing policy for “U-Net” to realize fast growth, boost the subscribers and usage of “U-Info” , and speed up construction and promotion of “Cool Ring Tong” to create new growth engine.

We’ll realize steady development of long distance, data and Internet business by sufficiently utilizing mobile network resource. By constantly providing high-value-added services for existing mobile subscribers, the Company will emphasize the growth of corporate customers, commerce customers, public customers and traveling customer group, strengthen the development of voice, leased line, dedicated line Internet access, “Uni-Video” service, “Unicom One Net” service and broadband-based value-added services.

The company will fully leverage the edge of integrated businesses, break boundaries of different businesses, and actively consolidate all kinds of resources. To meet customers’ request, we’ll deploy service bundling, i.e. combination of voice and value-added services, mobile, data and Internet services, to form all kinds of competitive solution and drive industry and corporate customers growth.

In order to improve customer ascription, the Company will continually fine-tune the construction of customer-oriented brand, enhance cultivation of the four customer brands of “Worldwind”, “New Horizon”, “U-Power” and “Ruyi Tong” for cellular business, and promote the “uni” brand for wireless value-added services. We’ll improve the construction of business supporting system and deploy advanced information technology to provide the front-line service force with better support. It is also the Company’s intention to improve operational analysis, enhance market planning and channel control, unify and standardize the brand image exhibited in sales channel. By means of persistently refining and improving its sales and service ability, the Company will realize sustainable, rapid and profitable development.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I.                         Overview

Faced with the intense market competition within the telecommunications industry, the financial operating results of the Company maintained steady development in 2004. The operating revenue sustained their steady growth. Free cash flow (net cash inflow from operating activities minus capital expenditures) was further improved, with the balance sheet remaining sound.

Operating revenue in 2004 increased by 17.3% from 2003 to RMB79.33 billion. EBITDA increased by 8.5% from 2003 to RMB27.02 billion. Operating profit decreased by 6.6% to RMB7.96 billion. Net profit increased by 4.0% from 2003 to RMB4.39 billion. Basic earnings per share were RMB0.349, up by RMB0.013 per share from RMB0.336 in 2003. Capital expenditures were RMB18.39 billion. Free cash flow further improved from RMB2.81 billion in 2003 to RMB5.43 billion.

On 31 December 2003, the Company completed the acquisition of the GSM cellular assets and businesses and the CDMA businesses of Unicom New World in 9 provinces, municipalities and autonomous regions including Shanxi, and the sale of Paging businesses and assets. For the ease of comparison, the unaudited pro forma information in 2003 (“pro forma”) referred to in this report were prepared on the assumption that the acquisition of Unicom New World and the sale of Paging businesses and assets had been completed on 1 January 2003 and its operating results of the 2003 were always part of the Company since 1 January 2003 (unless otherwise stated, same as below).

On a pro forma basis, in 2004, operating revenue increased by 9.7%, EBITDA decreased by 0.7%, operating profit decreased by 23.7%, and net profit decreased by 24.0%.

II.                     Operating revenue

Growth in the operating revenue of the Company continued to remain steady in 2004, and was RMB79.33 billion, up by 17.3% from 2003. On a pro forma basis, the increase was 9.7%.

Our operating revenue is mainly generated by the GSM and CDMA Cellular Businesses, the Long Distance, Data and Internet Business. The table below sets forth the changes in revenue composition and their proportion to total operating revenue for each of our business segments for the years 2003, 2003 pro forma and 2004.

	2003		2003 pro forma		2004
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating revenue:
Cellular:	59,746	88.4%	67,120	92.8%	73,804	93.0%
GSM	41,166	60.9%	46,369	64.1%	47,466	59.8%
CDMA	18,580	27.5%	20,751	28.7%	26,338	33.2%
Long Distance, Data and Internet	5,733	8.4%	5,207	7.2%	5,528	7.0%
Paging	2,157	3.2%	—	—	—	—
Total operating revenue	67,636	100.0%	72,327	100.0%	79,332	100.0%

1.                      Sustained and rapid growth in CDMA Cellular Business

Revenue from the CDMA Cellular Business grew further by the sustainable and fast growth in our CDMA subscribers base. Operating revenue from our CDMA Cellular Business reached RMB26.34 billion in 2004, an increase of 41.8% from 2003. On a pro forma basis, the increase was 26.9%. Average revenue per user (“ARPU”) for our CDMA Cellular Business reached RMB85.3, a decrease of 32.2% from 2003 on a pro forma basis.

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of operating revenue from CDMA Cellular Business in 2003, 2003 pro forma and 2004.

		2003		2003 pro forma		2004
		RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating revenue:		18,580	100.0%	20,751	100.0%	26,338	100.0%
(1)	Service Revenue	16,624	89.5%	18,336	88.4%	24,220	92.0%
	Include:
	Usage Fee	11,672	62.8%	12,993	62.6%	16,165	61.4%
	Monthly Fee	3,488	18.8%	3,914	18.9%	4,638	17.6%
	Interconnection Revenue	608	3.3%	465	2.3%	927	3.5%
	Others	856	4.6%	964	4.6%	2,490	9.5%
(2)	Sales of Telecommunication Products	1,956	10.5%	2,415	11.6%	2,118	8.0%

Service revenue from CDMA Cellular Business as a percentage of the total operating revenue increased from 88.4% in 2003 to 92.0% in 2004. CDMA usage fees rose to RMB16.16 billion in 2004, representing 61.4% of its total operating revenue from CDMA Cellular Business, while monthly fee reached RMB4.64 billion in 2004, representing 17.6% of its total operating revenue from CDMA Cellular Business. CDMA interconnection revenue reached RMB0.93 billion, accounting for 3.5% of the total operating revenue from CDMA Cellular Business. Revenue from the sales of telecommunication products as a percentage of the total operating revenue from CDMA Cellular Business reduced from 11.6% in 2003 on a pro forma basis to 8.0% in 2004.

The Company has devoted a lot of efforts to develop its CDMA wireless data business, and will use its best endeavours to convert the technology and business superiority in CDMA to a competitive edge in marketing in order to enhance competitiveness. Revenue from the value-added business of CDMA Cellular Business reached RMB2.38 billion, and accounted for 9.8% of total service revenue from CDMA Cellular Business in 2004, an increase from 4.5% in 2003.

2.                       Development in GSM Cellular Business remained steady

Revenue from the GSM Cellular Business increased by 15.3% from 2003 and reached RMB47.47 billion in 2004, representing an increase of 2.4% on a pro forma basis. ARPU from this business segment decreased from RMB56.3 in 2003 to RMB49.4 in 2004, down by 12.3%.

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of operating revenue from the GSM Cellular Business in the years 2003, 2003 pro forma and 2004.

		2003		2003 pro forma		2004
		RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating revenue:		41,166	100.0%	46,369	100.0%	47,466	100.0%
(1)	Service Revenue	40,303	97.9%	45,409	97.9%	46,579	98.1%
	Include:
	Usage Fee	29,072	70.6%	33,103	71.4%	31,997	67.4%
	Monthly Fee	7,042	17.1%	8,047	17.4%	6,922	14.6%
	Interconnection Revenue	1,927	4.7%	1,722	3.7%	2,614	5.5%
	Others	2,262	5.5%	2,537	5.4%	5,046	10.6%
(2)	Sales of Telecommunication Products	863	2.1%	960	2.1%	887	1.9%

Service revenue from GSM Cellular Business as a percentage of the total operating revenue from GSM Cellular Business increased from 97.9% in 2003 on a pro forma basis to 98.1% in 2004. GSM usage fees reached RMB32.00 billion in 2004, representing 67.4% of the total operating revenue from GSM Cellular Business, while monthly fee reached RMB6.92 billion in 2004, representing 14.6% of the total operating revenue from GSM Cellular Business. GSM interconnection revenue was RMB2.61 billion, accounting for 5.5% of the total operating revenue from GSM Cellular Business.

Revenue from GSM value-added services of the Company reached RMB4.86 billion in 2004, representing a 10.4% share in the service revenue from GSM Cellular Business, an increase from 5.0% in 2003.

3.                       Steady development in traffic volume of Long Distance, Data and Internet Business

By leveraging on the technological features of our multi-businesses integrated network platform, along with effectively expanding international and domestic call volume for PSTN and IP telephony, we have been proactively promoting distinctive services such as: “Ruyi Mailbox”, “Uni-Video” and “Unicom One Net”. Revenue from our Long Distance, Data and Internet Business decreased by 3.6% from 2003 and reached RMB5.53 billion in 2004, an increase of 6.2% from 2003 on a pro forma basis.

III.                 Operating expenses

Operating expenses in 2004 were RMB71.38 billion, representing an increase of 20.7%, which was greater than the 17.3% growth in operating revenue for the same period. On a pro forma basis, the increase would be 15.3%.

The table below illustrates the major expense items from 2003, 2003 pro forma and 2004 and their respective share of total operating revenue.

	2003		2003 pro forma		2004
	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue

Total operating expenses, include:	59,122	87.4%	61,896	85.6%	71,375	90.0%
Leased lines and network capacities	4,320	6.4%	4,727	6.5%	7,398	9.3%
Interconnection charges	5,921	8.7%	6,119	8.5%	7,517	9.5%
Depreciation and amortization	16,385	24.2%	16,766	23.2%	19,063	24.0%
Personnel	4,575	6.8%	4,355	6.0%	4,526	5.7%
Selling and marketing	15,157	22.4%	17,200	23.8%	18,944	23.9%
General, administrative and other expenses	9,112	13.5%	9,070	12.5%	10,448	13.2%
Cost of telecommunications products sold	3,652	5.4%	3,659	5.1%	3,479	4.4%

1.                       Leased lines and network capacities

As a result of the increasing in the subscribers of the CDMA Business in 2004, lease expense for CDMA network capacities increased from RMB 3.91 billion in 2003 on a pro forma basis to RMB6.59 billion. The aggregate amount of our leased line expenses and network lease expenses increased to RMB7.40 billion. On a pro forma basis, the increase was 56.5%. Their proportion to total operating revenue rose from 6.5% on a pro forma basis to 9.3% in 2004.

2.                       Interconnection charges

With an increase in interconnection traffic volume, interconnection charges increased to RMB7.52 billion in 2004, an increase of 22.8% on a pro forma basis. Interconnection charges for CDMA and GSM Cellular Business increased by 59.0% and 7.8% respectively from 2003 on a pro forma basis. Interconnection charges for Long Distance, Data and Internet Business increased by 23.6% from 2003 on a pro forma basis. With the developments in our businesses, interconnection charges as a percentage of total operating revenue also increased from 8.5% on a pro forma basis to 9.5%.

3.                       Depreciation and amortization

Due to adequate expansion of capacity for the GSM network and the expansion of assets scale, depreciation and amortization expenses increased by 13.7% from 2003 on a pro forma basis to RMB19.06 billion in 2004. Depreciation and amortization expenses as a percentage of total operating revenue changed from 23.2% in 2003 on a pro forma basis to 24.0%.

4.                       Personnel

In 2004, the Company continued to control its personnel expenses, so as to improve labor productivity. Our personnel expenses in 2004 were RMB4.53 billion in 2004, an increase of 3.9% from 2003 on a pro forma basis. The proportion of personnel expenses as a percentage of total operating revenue dropped to 5.7%, from 6.0% in 2003 on a pro forma basis. In order to align the interests of our employees with that of our shareholders, we have granted options to our employees. During 2004, total share options involving 113 million shares in the Company were granted under the share option scheme.

5.                       Selling and marketing

Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of bundle sales for CDMA handsets. Selling and marketing expenses totaled RMB18.94 billion in 2004, an increase of 10.1% from 2003 on a pro forma basis. Amortization of CDMA handset costs in 2004 was RMB6.12 billion. The balance of unamortised handset costs changed from RMB4.45 billion in 2003 to RMB4.75 billion. Due to the continued growth in the subscriber base of our various business segments, the commissions to distributors and sales agents rose to RMB9.91 billion, an increase of 26.1% from 2003 on a pro forma basis. Promotion and advertising expenses were RMB2.37 billion, an increase of 9.2% from 2003 on a pro forma basis. Selling and marketing expenses as a percentage of operating revenue changed from 23.8% in 2003 on a pro forma basis to 23.9%.

6.                       General, administrative and other expenses

As a result of expansion in scale of operation, as well as the surge in energy prices, such as water and electricity, our general, administrative and other expenses were RMB10.45 billion in 2004, up by 15.2% from that in 2003 on a pro forma basis. General, administrative and other expenses as a percentage of total operating revenue increased from 12.5% in 2003 on a pro forma basis to 13.2% in 2004. In 2004, the provision for doubtful debts was RMB2.19 billion, an increase of 12.1% from 2003 on a pro forma basis. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.8% in 2003 on a pro forma basis to 2.9% in 2004.

7.                       Cost of telecommunications products sold

The cost of telecommunication products sold increased to RMB3.48 billion in 2004, a decrease of 4.9% on a pro forma basis. The share of cost of telecommunications products sold as a percentage of operating revenue decreased from 5.1% in 2003 on a pro forma basis to 4.4%.

IV.                 Earnings

1.                       Operating profit

As market competition became intense, and the newly added subscribers were mainly from the low end market, rate of growth in costs was greater than that in operating revenue. In 2004, our operating profit reached RMB7.96 billion, a decrease of 6.6% from 2003. On a pro forma basis, the decrease was 23.7%.

Operating profit from our GSM Cellular Business decreased to RMB8.26 billion, a decrease of 15.8% on a pro forma basis. Operating loss from our CDMA Cellular Business was RMB0.59 billion in 2004, which was decreased by 5.0% from the loss of RMB 0.62 billion on a pro forma basis in 2003. Operating profit from our Long Distance, Data and Internet Business increased to RMB0.47 billion in 2004, a decrease of 67.2% on a pro forma basis. The decrease in operating profit from our Long Distance, Data and Internet Business was mainly attributable to competition in the market becoming more intense, which resulted in a slow growth in business income. Rate of growth in operating costs exceeded that in revenue by 13.8 percentage points.

2.                       Finance income and costs

Finance income in 2004 fell to RMB 0.10 billion, a decrease of 36.6% from that in 2003 on a pro forma basis. Finance costs were RMB 1.69 billion, a decline of 27.2% on a pro forma basis. Net finance costs fell from RMB 2.16 billion on a pro forma basis in 2003 to RMB 1.59 billion, a decrease of 26.5%, which was mainly attributable to fund raising by way of syndicated loans, which is a low-cost financing method, whilst maintaining turnover on its capital to enhance its efficiency.

3.                       Other income, net

Other income, net of the Company in 2004 was RMB 0.10 billion.

4.                       Income tax

Our income tax increased to RMB2.08 billion in 2004, a decrease of 15.9% from that in 2003 on a pro forma basis. The effective tax rate was 32.2%.

5.                       Net profit

Our net profit reached RMB4.39 billion in 2004. Basic earnings per share were RMB0.349, an increase of 4.0% from RMB0.336 in 2003.

V.                     EBITDA (note 1)

Our EBITDA increased by 8.5% from 2003 to RMB27.02 billion in 2004. On a pro forma basis, a fall of 0.7% was recorded. EBITDA margin (EBITDA as a percentage of operating revenue) fell from 37.6% on a pro forma basis to 34.1%.

EBITDA for the GSM Cellular Business in 2004 was RMB24.43 billion, which was comparable to that on a pro forma basis in 2003. EBITDA margin fell from 52.6% on a pro forma basis to 51.3%. EBITDA for the CDMA Cellular Business changed from - RMB0.33 billion on a pro forma basis to - RMB0.15 billion in 2004. EBITDA for the Long Distance, Data and Internet Business was RMB2.8 billion in 2004, a decrease of 11.4% from that in 2003 on a pro forma basis. EBITDA margin for this business fell from 37.5% on a pro forma basis to 31.6% in 2004.

(Note 1)                EBITDA represented the net profit after deducting interest income, finance costs, other income, net, income tax, depreciation and amortization and before minority interests.

VI.                 Capital expenditures and free cash flow

The Company implemented strict controls over the capital expenditures. Efficiency in investment was enhanced through exploring potentials for the existing network and optimizing resources allocation. The Company made investments with respect to GSM cellular communication as appropriate in regions with high market demand. Capital expenditures for our various businesses totaled RMB18.39 billion in 2004, accounting for 95.0% of total budget for 2004, i.e. RMB19.35 billion. Capital expenditures attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, infrastructure network and local transmission and gateway, billing system, customer services and information technology system and buildings were RMB6.40 billion, RMB1.34 billion, RMB3.06 billion and RMB7.59 billion respectively.

Free cash flow in 2004 improved further from RMB2.81 billion in 2003 to RMB5.43 billion.

The table below illustrates the capital expenditures of various major segments in 2004 and the planned expenitures in 2005.

	2004	2005
	(RMB billion)	(RMB billion)

Total	18.39	18.23
Cellular	6.40	7.59
Long Distance, Data and Internet	1.34	1.22
Infrastructure transmission network	3.06	3.05
Others	7.59	6.37

Capital expenditures planned for the Company in 2005 is RMB18.23 billion, which will be used mostly to improve the GSM network and construction of network infrastructure such as auxillary system. The Company will rely principally on cash generated by operations for satisfying our capital expenditures needs.

VII.             Balance sheet analysis

The Company’s balance sheet was further improved in 2004. Total assets changed from RMB149.84 billion as at the end of 2003 to RMB 14.563 billion in 2004. Total liabilities decreased from RMB 80.22 billion as at the end of 2003 to RMB 72.82 billion as at the end of 2004. The liability ratio fell from 53.5% as at the end of 2003 to 50.0% as at the end of 2004.

As of 31 December 2003, we had net current liabilities (i.e. current assets minus current liabilities) of RMB21.66 billion. The Company’s net current liabilities were RMB28.27 billion as of 31 December 2004. The decrease in working capital mainly attributable to the use of short term bank deposits from our internal resources to repay long term bank borrowings. Taking into account available financing and continuous net cash inflows from our operating results, we believe that the Company has sufficient working capital for its present requirements.

VIII.          Others

In the course of our regular internal audit during 2004, we identified certain improper accounting recordings and errors at our Jiangxi and Xinjiang branches. These two branches were acquired by us in connection with our acquisition of the cellular telecommunications businesses in nine provinces and autonomous regions in the PRC on 31 December 2002. We have identified and communicated these issues to our audit committee. We have concluded that no restatement of our consolidated financial statements as of and for the years ended 31 December 2002 and 2003 is necessary as these issues did not result in a material misstatement of such consolidated financial statements and did not have a material impact on our financial condition and results of operations.

However, our management is of the view that these issues at our Jiangxi and Xinjiang branches reflect a material weakness in internal control over financial reporting. These issues relate to, among others: bad debt provision, mobile handset costs and agency commission as well as revenue recognition. These issues resulted in an overstatement of our net assets of approximately RMB34 million as of 31 December 2002 and an overstatement of profit after taxation of approximately RMB115 million for the year ended 31 December 2003. Our management has made the appropriate corrections in the consolidated income statement for the year ended 31 December 2004.

Upon the identification of these issues at our Jiangxi and Xinjiang branches, our management promptly imposed disciplinary action against the responsible employees at these two branches. We have not identified similar issues at our other branches in the course of our regular internal audit. Under the direction of our audit committee, our management has strengthened control processes and procedures in order to prevent a recurrence of such issues. These steps include, among others: (1) further strengthening the internal audit and monitoring controls over our branches; (2) establishing centralized management information systems to improve internal controls; and (3) implementing more stringent responsibility systems to ensure the accuracy in the reporting of financial data.

Our independent auditors intend to express an unqualified opinion on our 2004 consolidated financial statements in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Accountants.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2004, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the company’s listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2004 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in Appendix 14 to the Rule Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the articles of association of the Company.

FINAL DIVIDEND

The Board of Director recommends a final dividend of RMB0.10 per share, totaling RMB1.256 billion.

The register of shareholders of the Company will be closed on 5 and 6 May 2005, during which dates no transfers of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 4 May 2005.

ANNUAL REPORT

The Annual Report for the year 2004 containing all information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on both the Stock Exchange’s website (www.hkex.com.hk) and the Company’s website (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would like to caution readers about the forward-looking nature of some of the statements in this announcement. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications related technologies and applications and other factors that will affect the execution of our business plans and strategies.